Filed by: Connecticut Water Service, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Connecticut Water Service, Inc. (Commission File No.: 0-8084)

This filing relates to the proposed transaction between SJW Group (“SJW Group”) and Connecticut Water Service, Inc. (“CTWS”) pursuant to the Agreement and Plan of Merger, dated as of March 14, 2018, among SJW Group, Hydro Sub, Inc. and CTWS.

The following is an internal communication, relating to the proposed transaction, distributed to employees of CTWS on March 15, 2018.

March 15, 2018

Company Enters into Agreement- Merger of Equals with San Jose Water

Multi-State Operations Positioned to Serve Customers, Create Opportunities for Employees,

Drive Growth and Maintain Commitment to Environment

Corporate Headquarters in San Jose, CA and New England Headquarters in Clinton, CT

We wanted to share with employees the news that we have signed an agreement for a merger of equals with SJW Group, parent of San Jose Water. This will result in a combined company serving a total of more than 375,000 customers, or 1.5 million people, in the states of California, Connecticut, Maine and Texas.

We will now be part of a larger, stronger organization and can leverage that increased size to best serve our customers, communities and employees. With our combined size, scale and greater geographic and regulatory diversity, we can better drive our strategy of growth to the benefit our shareholders and the customers and communities we serve.

This is a unique opportunity, which allows us to keep our local utility presence and, at the same time, honor our growth strategy. We are not being sold or acquired; instead we are coming together under a merger of equals. We will continue to operate our Connecticut Water, Heritage Village, Avon Water and Maine Water utilities – just as we do today.

The CTWS Board of Directors and the Leadership Team are excited about this opportunity to join forces with San Jose Water.

The combined corporation will be “bicoastal”, but we and our water service will continue to be “local”. Clinton will serve as the New England headquarters and we will maintain our operations and subsidiaries across Connecticut and Maine with our local teams and leaders. We will continue to rely on our dedicated teams of employees locally who consistently deliver high-quality, well-run operations and the world class customer service that defines us.

As you know, Eric Thornburg, who led us as our President and CEO for over a decade, is and will remain as President and CEO at SJW Group. We know his leadership style and are confident that we will have a strong cultural fit as our companies are closely aligned in our focus on service to customers, communities, employees, shareholders and environmental stewardship.

Given the strong cultural fit between our organizations, we are confident we can honor our ‘culture of trust and service’ and successfully bring the two companies together. We can create a new industry leader which values employees, world-class service, and growth opportunities.

The transaction should be virtually seamless to the customers and communities served. As we come together, we believe there will be opportunities to further enhance the delivery of service by the sharing of best practices, IT systems, operational expertise and more extensive resources.

Retaining our Valued Employees and Local Leaders

We know that our valued employees are crucial to our success and you can be assured that we will honor our commitments to our employees and that there are no merger-related layoffs or significant changes in compensation or benefits packages planned as a result of the transaction. Employees of the larger, combined company will have additional opportunities for career development and geographic mobility.

The combined company will have a corporate headquarters in San Jose and a New England headquarters in Clinton, CT. Your current trusted leaders will have a strong role in the new organization.

•	Dave Benoit will be President of the New England Region, overseeing the New England headquarters and operations, including Connecticut Water and its subsidiaries;

•	Richard Knowlton will continue serving as President of Maine Water Company; and

•	Craig Patla and Bob Doffek will continue in their leadership roles in New England.

We will have leaders from both organizations to blend the strengths and talents of our teams in key functional areas. From Connecticut, we will have

•	Maureen Westbrook serving as Senior Vice President of External Affairs of the combined company; and

•	Kristen Johnson serving as Chief Human Resource Officer for the combined company.

Support of Communities and Environmental Stewardship

The new company will maintain its commitments to community involvement, including our strong community ties and participation in community events and organizations. We will continue to support economic development, and local investments in growth, safety, and reliability.

Both of our companies have been industry leaders in water conservation and environmental stewardship. We will continue that and seek to further reduce our environmental footprint and increase the sustainability of our business practices.

Moving Forward

The transaction is subject to various regulatory approvals, including by the Connecticut Public Utility Regulatory Authority and the Maine PUC. The applications will be filed as soon as practicable and we expect to be able to close on the transaction by the end of 2018.

There are still many details to work out about the new organization and how we will operate so we ask for your patience as we navigate through the planning process.

In the meantime, Connecticut Water and SJW Group will remain separate organizations, and we will operate as usual. We ask that you all remain focused on our mission, vision and values and keep doing what you do every day to serve our customers with world-class water service.

Remember –Keep doing the things you do so well every day which truly set us apart. Serve our customers, serve our communities, and serve each other!

In closing, we thank you for all of you do for Connecticut Water and look forward to the continued success we will achieve through this combination with SJW Group.

If you have any questions, please feel free to contact anyone on the leadership team.

IMPORTANT: In accordance with SEC rules and our Insider Trading policies, employees are prohibited from trading in CTWS until the 3rd business day after the information is released. With the announcement on March 15, 2018, the third business day is March 20, 2018.

Forward Looking Statements

This document contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995, as amended. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology.

The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the shareholders of Connecticut Water or the stockholders of SJW Group for the transaction are not obtained; (2) the risk that the regulatory approvals required for the transaction are not obtained, or that in order to obtain such regulatory approvals, conditions are imposed that adversely affect the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (3) the risk that the anticipated tax treatment of the transaction is not obtained; (4) the effect of water, utility, environmental and other governmental policies and regulations; (5) litigation relating to the transaction; (6) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (7) risks that the proposed transaction disrupts the current plans and operations of Connecticut Water or SJW Group; (8) the ability of Connecticut Water and SJW Group to retain and hire key personnel; (9) competitive responses to the proposed transaction; (10) unexpected costs, charges or expenses resulting from the transaction; (11) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (12) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (13) legislative and economic developments. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to SJW Group’s overall business, including those more fully described in SJW Group’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2017, and Connecticut Water’s overall business and financial condition, including those more fully described in Connecticut Water’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2017 (which will be filed today). Forward looking statements are not guarantees of performance, and speak only as of the date made, and neither SJW Group or its management nor Connecticut Water or its management undertakes any obligation to update or revise any forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed transaction between SJW Group and Connecticut Water, SJW Group will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of SJW Group and Connecticut Water that also constitutes a prospectus of SJW Group. SJW Group and Connecticut Water may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus, Form S-4 or any other document which SJW Group or Connecticut Water may file with the SEC. INVESTORS AND SECURITY HOLDERS OF SJW GROUP AND CONNECTICUT WATER ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Form S-4 and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by SJW Group and Connecticut Water through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by SJW Group will be made available free of charge on SJW Group’s investor relations website at https://sjwgroup.com/investor_relations. Copies of documents filed with the SEC by Connecticut Water will be made available free of charge on Connecticut Water’s investor relations website at https://ir.ctwater.com/.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

SJW Group, Connecticut Water and certain of their respective directors and officers, and other members of management and employees, may be deemed to be participants in the solicitation of proxies from the holders of SJW Group and Connecticut Water securities in respect of the proposed transaction. Information regarding SJW Group’s directors and officers is available in SJW Group’s annual report on Form 10-K for the fiscal year ended December 31, 2017 and its proxy statement for its 2018 annual meeting dated March 6, 2018, which are filed with the SEC. Information regarding Connecticut Water’s directors and officers is available in Connecticut Water’s annual report on Form 10-K for the fiscal year ended December 31, 2017, which will be filed today, and its proxy statement for its 2017 annual meeting dated March 30, 2017, which is filed with the SEC. Investors may obtain additional information regarding the interest of such participants by reading the Form S-4 and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by SJW Group and Connecticut Water. These documents will be available free of charge from the sources indicated above.